Exhibit 12

CARNIVAL CORPORATION & PLC RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)

	Years Ended November 30,
	2015	2014	2013	2012	2011

Net income	$1,757	$1,216	$1,078	$1,298	$1,912
Income tax (benefit) expense, net	42	9	(6)	4	-
Income before income taxes	1,799	1,225	1,072	1,302	1,912

Fixed charges
Interest expense, net	217	288	319	336	365
Interest portion of rent expense (a)	23	21	20	19	20
Capitalized interest	22	21	15	17	21

Total fixed charges	262	330	354	372	406

Fixed charges not affecting earnings
Capitalized interest	(22)	(21)	(15)	(17)	(21)
Earnings before fixed charges	$2,039	$1,534	$1,411	$1,657	$2,297
Ratio of earnings to fixed charges	7.8x	4.6x	4.0x	4.5x	5.7x

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.